David W. Bernstein 212.813.8808 DavidBernstein@goodwinprocter.com	Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

January 10, 2017

Securities and Exchange Commission

100 F Street , NE

Washington, D.C. 20549

Re:	Lennar Corporation
Registration Statement on Form S-4
File No. 333-214566

Ladies and Gentlemen:

On behalf of Lennar Corporation (the “Company”), we request that Registration Statement No. 333-214566 (the “Registration Statement”) be declared effective at 4:00 p.m. Eastern Standard Time on Thursday, January 12, 2017, or as soon after that as is practicable.

We acknowledge on behalf of the Company that the Company is aware that:

•	the fact that the Commission, or the staff by delegated authority, declares the Registration Statement effective does not foreclose the Commission from taking action with respect to the Registration Statement;

•	the action of the Commission, or the staff by delegated authority, declares the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or by any person under the securities laws of the United States.

Very truly yours,

/s/ David Bernstein

David W. Bernstein